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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 THE
                         SECURITIES EXCHANGE ACT OF 1934

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                               For March 12, 1999

                       CHINA ENERGY RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

CITCO BUILDING, WICKHAMS CAY                       971-B RUSSELL AVENUE
P.O. BOX 662, ROAD TOWN                            RUSSELL OFFICE PARK
TORTOLA, BRITISH VIRGIN ISLANDS                    GAITHERSBURG, MARYLAND  20879
          (Address of principal executive offices, including zip code)

       Registrant's telephone number, including area code: (301) 670-5595

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F __X__              Form 40-F _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes ____                     No __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable.



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                       CHINA ENERGY RESOURCES CORPORATION
                         ANNOUNCES CHANGE OF MANAGEMENT

         Gaithersburg, Maryland -- March 4, 1999 -- China Energy Resources Corporation (the "Company") (ASE:CHG) announced today that Bill H. Zhao has been appointed as Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Zhao is a director and the Executive Vice President of America Orient Group, Inc. ("AOG"), a wholly owned subsidiary of China Orient Group Industries, Inc., a private sector conglomerate in the People's Republic of China. This announcement follows the Company's Board of Directors' acceptance of the resignation of C.T. Yeh, who resigned from his positions as Acting Chairman of the Board, President and Chief Executive Officer of the Company effective March 3, 1999.

         The Company expects to hold its annual meeting of shareholders later this month or soon thereafter. The Company has set January 25, 1999, as the record date of shareholders eligible to vote at the annual meeting. Proxy materials are expected to be mailed to the Company's shareholders during the month of March or soon thereafter.

         The Company and AOG executed a Stock and Warrant Purchase Agreement (the "Stock Purchase Agreement") on December 3, 1998, in which the Company agreed to sell to AOG 5,000,000 shares of the common stock of the Company, par value $.01 per share (the "Common Stock"), and a warrant to purchase 5,000,000 shares of Common Stock for US $1,000,000. The Stock Purchase Agreement is subject to the approval of the Company's stockholders, who will vote on such approval at the Company's annual meeting expected to be held later this month.

         The Company is a holding company which is the sole shareholder of China Coal Mining (B.V.I.) Co. Ltd., a coal refining company located in the People's Republic of China.

         THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONSTITUTE "FORWARD-LOOKING STATEMENTS" THAT INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTS WHICH MAY CAUSE ACTUAL RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE BUT ARE NOT LIMITED TO THE FOLLOWING GENERAL ECONOMIC AND BUSINESS CONDITIONS: COMPETITION; THE ABILITY TO IMPLEMENT AND THE EFFECTIVENESS OF BUSINESS STRATEGY AND DEVELOPMENT PLANS; QUALITY OF MANAGEMENT; BUSINESS ABILITIES AND JUDGMENT OF PERSONNEL; AVAILABILITY OF QUALIFIED PERSONNEL; LABOR AND EMPLOYEE BENEFIT COSTS; AND AVAILABILITY AND COST OF RAW MATERIALS AND SUPPLIES. CHINA ENERGY RESOURCES CORPORATION WILL NOT UNDERTAKE AND SPECIFICALLY DECLINES ANY OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH STATEMENTS OR TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS. PARTIES RECEIVING THIS RELEASE ARE ENCOURAGED TO REVIEW ALL FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                   ### ### ###

CONTACT:                              -OR-       INVESTOR RELATIONS COUNSEL:
China Energy Resources Corp.                     The Equity Group Inc.
Bill H. Zhao, Chairman of the Board              Loren Goldstein  (212) 836-9604
(301) 670-5595                                   lgoldstein@equityny.com
                                                 Linda Latman     (212) 836-9609




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                                       -2-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CHINA ENERGY RESOURCES CORPORATION


                                           By: /s/ Bill H. Zhao
                                               ---------------------------------
                                               Bill H. Zhao
                                               Chairman of the Board


Date:    March 12, 1999